Exhibit 99.1

Alterity Therapeutics to Present in MST Access Rare Diseases, Rich Returns
Forum on 22 June 2023

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 21 June 2023: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer of Alterity will present a corporate overview and participate in a Q&A discussion at the MST Access Rare Diseases, Rich Returns Forum on Thursday, 22 June 2023 at 10:30 a.m. AEST (Wednesday, 21 June 2023 at 5:30 p.m. Pacific Time).

A link to the live webinar may be accessed on the Alterity website under the Investors section Events and Presentations.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386